As in effect
3/1/61


                                FORM 10K/A3

                               -------------

                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              --------------

                    AMENDMENT TO APPLICATION OR REPORT
              Filed Pursuant to Section 12, 13, or 15(d) of
                    THE SECURITIES EXCHANGE ACT OF 1934


                  OLD REPUBLIC INTERNATIONAL CORPORATION
     -----------------------------------------------------------------
            (Exact name of registrant as specified in charter)



                        AMENDMENT NO. ______3_____


The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report for 1994 on Form 10-K as set forth in the pages attached hereto:

(List all such items financial statements, exhibits or other portions amended.)

                                 FORM 11-K


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     OLD REPUBLIC INTERNATIONAL CORPORATION
                                     --------------------------------------
                                                   (Registrant)


Date: April 30, 1995                  By:_______/s/ Paul. D. Adams_________
                                                    (Signature)
                                                     P.D. Adams
                                               Senior Vice President,
                                               Chief Financial Officer
                                                    and Treasurer


                            Total Pages: __17__

                    SECURITIES AND EXCHANGE COMMISSION



                          Washington, D.C.  20549


                              ---------------


                                 FORM 11-K


                              ---------------


                               ANNUAL REPORT



                     Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934


                For The Fiscal Year Ended December 31, 1994


                              ---------------



                      BITUMINOUS 401(k) SAVINGS PLAN
                   Formerly Known as BITCO Savings Plan)


                              _______________



                  OLD REPUBLIC INTERNATIONAL CORPORATION
                          307 NORTH MICHIGAN AVE
                         CHICAGO, ILLINOIS  60601

Item 1 - Changes in the Plan

Incorporated by reference from Exhibit 5 and Exhibit 6 included herein.

Item 2 - Changes in Investment Policy

Incorporated by reference from Exhibit 5 and Exhibit 6 included herein. (See also Item 8 below.)

Item 3 - Contributions under the Plan

The Company's contributions are measured by reference to the employee's contributions and are not discretionary.

Item 4 - Participating Employees

There were approximately 345 participants who are currently making contributions in the plan as of December 31, 1994 out of approximately 517 eligible employees.

Item 5 - Administration of the Plan

(a) The Bituminous 401(k) Savings Plan (the "Plan"), formerly known as the Bitco Savings Plan, provides that Bituminous Casualty Corporation, ("Bituminous"), an affiliate of Bitco Corporation ("Bitco"), shall appoint Committee Members (the "Committee") to administer the Plan. The committee formulates and carries out all rules necessary to operate the Plan, makes decisions regarding the interpretation or application of Plan provisions, and has the authority to act in its sole discretion when carrying out the provisions of the Plan. Any decision made by the committee in good faith is final and binding on all parties. The committee members presently are as follows:

                    Greg Ator
                    Bituminous Casualty Corporation
                    320 - 18th Street
                    Rock Island, IL  61201

                    Janine Happ
                    Bituminous Casualty Corporation
                    320 - 18th Street
                    Rock Island, IL  61201

                    Robert Rainey
                    Bituminous Casualty Corporation
                    320 - 18th Street
                    Rock Island, IL  61201

(b)  The committee receives no compensation in that capacity.

Item 6 - Custodian of Investments

(a) The Committee has retained CG Trust Company, a trust company organized under the laws of the State of Illinois, as Trustee. The Trustee acts under a Trust Agreement with Bituminous that implements and forms a part of the Plan. In accordance with the Trust Agreement the Committee may, in their discretion, appoint one or more "Investment Managers" to direct the investments to be made by the Trustees with any part of all of the Plan assets. CG Trust Company entered into Group Annuity Contract Number GA-10911 with Connecticut General Life Insurance Company (CGLIC), a legal reserve life insurance company, to provide record keeping services. CGLIC also serves as the investment manager of the following funds: CIGNA Guaranteed Government Securities Account, CIGNA Guaranteed Long-Term Account, CIGNA Separate Account - Fidelity Advisor Income and Growth Fund, CIGNA Stock Market Index Account and the CIGNA Separate Account - Fidelity Advisor Growth Opportunities Fund. The custodian of the ORI Stock Account (an Outside Market - Valued Fund) is Chase Manhattan Bank.

     Investment expense paid to CGLIC were $0 and $0 for the years ended December 31, 1994 and 1993.

(b)  No bond was furnished by Connecticut General.

Item 7 - Reports to Participating Employees

Participants will receive a statement reflecting the condition of their respective accounts as of June 30 and December 31 of each year, following the June 30 and December 31 accounting dates, respectively. Participants may also receive additional information on a more frequent basis throughout the year on Answerline, a CGLIC automated voice response system.

Annually, each participant will receive a copy of financial statements filed herewith.

Item 8 - Investment of Funds

The trust fund will be divided into separate investment funds, and a participant's accounts will be invested in one or more of the investment funds. The investment funds will consist of the following:

     CIGNA Guaranteed Government Securities Account. This fund will be invested primarily in short-term U.S. Treasury securities, obligations of governmental agencies and repurchase agreements collateralized by such Treasury or government agency obligations.

     CIGNA Guaranteed Long-Term Account. This fund will be invested primarily in commercial mortgages, private placements and publicly traded bonds and short-term money market instruments for cash flow management.

     CIGNA Separate Account - Fidelity Advisor Income and Growth Fund. This fund will be invested in the Fidelity Advisor Income and Growth Fund, which invests primarily in a combination of common and preferred stocks, convertible securities and bonds, but which may also invest in foreign securities.

     CIGNA Stock Market Index Account. This fund will be invested primarily in common stocks reflecting the composition of the Standard and Poor's 500 Composite Stock Index.

     CIGNA Separate Account - Fidelity Advisor Growth Opportunities Fund. This fund will be invested in the Fidelity Advisor Growth Opportunities Fund which invests primarily in common stocks and securities convertible into common stock, but which may also invest in all types of securities (including foreign securities).

     ORI Stock Account. This fund will be invested in common or preferred stock of Old Republic ("Old Republic stock").

On March 11, 1985, Bitco merged into a subsidiary of Old Republic International Corporation. The combination resulted in a tax-free exchange of 0.4 (4/10th) share of Old Republic voting Series E Cumulative Convertible Preferred Stock for each share of Bitco common stock included in the Bitco Common Stock Fund. The Old Republic Series E Preferred Stock is convertible at any time at the option of the holder into 1.25 shares of Old Republic International Corporation Common Stock. The Plan exchanged 34,880 shares of Bitco stock on March 11, 1985.

In February 1987, all shares of the Series E Preferred Stock were converted to 29,994 shares of Old Republic International Corporation common stock. Since March 1987, the Old Republic Stock Fund has invested solely in Old Republic Common Stock. The committee does not anticipate purchasing any other type of Old Republic stock other than Common Stock.

Item 9 - Financial Statements and Exhibits

Financial Statements                                              Page No.

  Report of Independent Accountants for the years ended
     December 31, 1994 and 1993                                     F-1

  Statements of Net Assets Available for Benefits at
     December 31, 1994 and 1993                                     F-2

  Statements of Changes in Net Assets Available for Benefits
     for the years ended December 31, 1994 and 1993                 F-3

  Notes to Financial Statements                                  F-4 to F-9

Supplemental Schedules
  Item 27A - Schedule of Assets Held for Investment Purposes

  Item 27D - Schedule of Reportable Transactions

Exhibits

  Exhibit 1 - Agreement and Plan of Merger, dated as of December 21, 1984, as amended and restated, by and between Bitco Corporation and ORI,Inc.

              Incorporated by reference from Old Republic International Corporation's Form S-14 Registration Statement dated February 12, 1985, Exhibit A.

 Exhibit 2 -  Supplemental Agreement dated as of December 21, 1984, as amended and restated, among Old Republic International Corporation, ORI, Inc. and Bitco Corporation.

              Incorporated by reference from Old Republic International Corporation's Form S-14 Registration Statement dated February 12, 1985, Exhibit B.

 Exhibit 3 -  Second Amendment of Bitco Savings Plan and First Amendment of
              Bitco Savings Trust dated February 3, 1986.

 Exhibit 4 -  Third Amendment of Bitco Savings Plan and Second Amendment of
              Bitco Savings Trust dated June 22, 1989.

 Exhibit 5 -  Bituminous 401(k) Savings Plan, as amended and restated, effective 1/1/94, formerly known as Bitco Savings Plan.

 Exhibit 6 -  Trust Agreement establishing the Bituminous 401(k) Savings
              Trust, by and between, Bituminous Casualty Corporation and CG Trust Company, effective 1/1/94.

                                        SIGNATURES
                                        ----------




Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee Members have duly caused this annual report to be signed on behalf of the undersigned, thereunto duly authorized.




                            BITUMINOUS 401(K) SAVINGS PLAN, Registrant


                            By__________/s/ Greg Ator_________________
                                    Greg Ator, Committee Member

                            By_________/s/ Janine Happ________________
                                    Janine Happ, Committee Member

                            By_________/s/ Robert Rainey______________
                                    Robert Rainey, Committee Member



Dated: April 27, 1995

                 REPORT OF INDEPENDENT ACCOUNTANTS



Bituminous 401(k) Savings Plan
Bituminous Casualty Corporation:


We have audited the accompanying statements of net assets available for benefits of the Bituminous 401(k) Savings Plan (the "Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years ended December 31, 1994 and December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bituminous 401(k) Savings Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the years ended December 31, 1994 and December 31, 1993, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Plan are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes and the schedule of reportable transactions that accompany the Plan's financial statements do not disclose the historical cost of certain plan assets held by the Plan custodian. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


                                              /s/ Coopers & Lybrand, L.L.P.
Chicago, Illinois
April 27, 1995


                      BITUMINOUS 401(k) SAVINGS PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        December 31, 1994 and 1993




                                                        1994          1993
                                                        ----          ----
ASSETS
Investment, at fair value:
    Old Republic International Stock                 $2,577,485   $3,107,949
    (cost:  1994 - $1,574,248; 1993 - $1,642,626)
    Pooled Separate Accounts                          1,151,462    1,026,214
    CGLIC General Account                             3,417,733    4,361,776
                                                     ----------   ----------
                                                      7,146,680    8,495,939
Cash                                                      8,939       61,648
Contributions receivable                                 17,479       17,013
                                                     ----------   ----------
Net assets available for benefits                    $7,173,098   $8,574,600
                                                     ==========   ==========


The accompanying notes are an integral part of the financial statements.


                      BITUMINOUS 401(k) SAVINGS PLAN
                   STATEMENTS OF CHANGES IN NET ASSETS
                          AVAILABLE FOR BENEFITS
              For the years ended December 31, 1994 and 1993







                                                        1994          1993
                                                        ----          ----
Additions:
   Employer contributions                            $  156,798   $  208,206
   Employee contributions                               674,813      832,829
   Investment Income:
     Dividend From Old Republic International Stock      55,197       58,044
     Income From Pooled Separate Accounts                 5,661       31,099
     Income From CGLIC General Account                  175,674      263,673
                                                     ----------   ----------
                                                        236,532      352,816
                                                     ----------   ----------
       Total Additions                               $1,068,143   $1,393,851
                                                     ----------   ----------


Deductions:
   Transfers to Great West                           $1,873,255          ---
   Benefits paid                                        409,747      647,212
   Net depreciation of investments                      186,643      397,339
                                                     ----------   ----------
       Total Deductions                               2,469,645    1,044,551
                                                     ----------   ----------


    Net Additions (Deduction)                        (1,401,502)    349,300


Net assets available for benefits:
   Beginning of Year                                  8,574,600   8,225,300
                                                     ----------  ----------
   End of Year                                       $7,173,098  $8,574,600
                                                     ==========  ==========



The accompanying notes are an integral part of the financial statements.

                      BITUMINOUS 401(k) SAVINGS PLAN
                       NOTES TO FINANCIAL STATEMENTS


1.  Summary of Significant Accounting Policies

    The following description of the Bituminous 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more completed description of the Plan's provisions.

    A.  General

    The plan is a defined contribution plan covering substantially all of the employees of Bituminous Casualty Corporation (the "Company") who have completed one year of service, attained age twenty-one (age twenty-five in 1984) and have completed 1,000 hours of service during the 12 month period commencing on their date of hire or during a plan year. Participation in the Plan is optional. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended from time to time.

    Effective as of the close of business of the Company on December 31, 1993, cash and securities having a fair market value of $1,873,255, the portion of the plan attributable to participants employed by Great West, Joe Morten & Son, Inc., Dornberger/Berry & Company, Midwest Insurance, Inc., Motor-Ways, Inc., National Adjustment Company and Truckmen's Underwriters Agency, Inc. (the "Transferred Companies") was transferred to the Great West Casualty Company Profit Sharing Plan. The Plan and the Plan's trust shall have no further liability to the participants employed by the Transferred Companies or their beneficiaries.

    B.  Contributions

    Participants may contribute up to 6 percent of their annual compensation on a before-tax basis. The Company provides a matching contribution equal to 25 percent of the participant's contribution. Effective 1/1/94, participants may elect to have their voluntary contributions invested in any one or more of the six separate investment funds (CIGNA Guaranteed Long-Term Account, CIGNA Separate Account - Fidelity Advisor Income & Growth Fund, CIGNA Separate Account - Fidelity Advisor Growth Opportunities Fund, CIGNA Guaranteed Government Securities Account,
    CIGNA Stock Market Index Account and ORI Stock Account). The Company's matching contributions commencing in 1985 are invested in the ORI Stock Account. Prior to 1/1/94 participants could elect to have their voluntary contributions invested in any one or more of the four separate investment funds (Equity Fund, Guaranteed Long-Term Account, Short-Term Fund and Old Republic International Stock Account).

    C.  Participant Accounts

    Each participant's account is credited with the participant's contribution, an allocation of the Company's contribution and Plan earnings. Interest will be credited to the Guaranteed Long-Term Account and Guaranteed Government Securities Account (the "General Accounts") daily. Interest will be credited to each dollar in the General Accounts from the valuation date on which it is allocated to the General Accounts until the valuation date as of which it is transferred, distributed or disbursed from the General Accounts. Prior to 1/1/94, Guaranteed Long-Term Account earnings were allocated by CIGNA, based on the percentage of total contributions of each participant. The Fidelity Advisor Income and Growth Fund, Fidelity Advisor Growth Opportunities Fund and Stock Market Index

                      BITUMINOUS 401(k) SAVINGS PLAN
                 NOTES TO FINANCIAL STATEMENTS, CONTINUED




    Account (the "Separate Accounts") are each divided into units of participation. When an amount is allocated or transferred to the Separate Accounts, the number of units is increased and when an amount is withdrawn from the Separate Accounts, the number of units is decreased. Such increase or decrease in the number of units is determined by dividing the amount allocated to or withdrawn from the Separate Accounts by the then current Separate Account unit value.
    Cash dividends received with respect to Old Republic stock previously credited to participants shall be applied to purchase additional shares of Old Republic stock in the ORI Stock Account. Such dividends and the additional shares (including fractional shares) subsequently purchased with the dividends shall be allocated and credited to the accounts of participants, pro rata, according to the shares (including fractional shares) credited to the accounts of participants on the applicable dividend record date. Any Old Republic stock received as a stock split or stock dividend or as a result of a reorganization or recapitalization of Old Republic shall be allocated and credited to the accounts of participants in proportion to the Old Republic stock previously credited to their accounts.

    Participant's units are calculated on a daily basis. Quarterly participant unit values for these investment funds are as follows:

                                                                    1994
                       -----------------------------------------------------------------------------------------------------
                        Guaranteed     Fidelity     Fidelity      Guaranteed     Stock     Short                 ORI
                           Long         Income       Growth       Government     Market    Term      Equity     Stock
                          Term *       & Growth      Opport.      Securities     Index     Fund       Fund     Account

First Quarter
  Allocating United       66,152        37,317        3,769          16,014        518      ---        ---     115,384
  Unit Value               49.64         18.68        30.44           10.82      20.95      ---        ---       22.63

Second Quarter
  Allocating Units        65,949        39,684        4,694          16,622      1,315      ---        ---     119,610
  Unit Value               50.24         18.22        30.02           10.89      20.92      ---        ---       22.38

Third Quarter
  Allocating Units        65,822        39,912        5,136          16,915      1,406      ---        ---     118,413
  Unit Value               50.91         18.64        31.16           10.97      21.89      ---        ---       20.88

Fourth Quarter
  Allocating Units        66,236        41,319        5,673          17,277      1,520      ---        ---     121,293
  Unit Value               51.59         18.20        30.81           11.08      21.84      ---        ---       21.25



                                                                    1993
                       -----------------------------------------------------------------------------------------------------
                        Guaranteed     Fidelity     Fidelity      Guaranteed     Stock     Short                 ORI
                           Long         Income       Growth       Government     Market    Term      Equity     Stock
                          Term *       & Growth      Opport.      Securities     Index     Fund       Fund     Account

First Quarter
  Allocating United        ---            ---          ---           ---          ---      5,811     65,805    131,687
  Unit Value               ---            ---          ---           ---          ---      37.89      10.27      24.50

Second Quarter
  Allocating Units         ---            ---          ---           ---          ---      5,961     71,387    134,423
  Unit Value               ---            ---          ---           ---          ---      38.14      10.50      23.87

Third Quarter
  Allocating Units         ---            ---          ---           ---          ---      6,047     73,429    137,936
  Unit Value               ---            ---          ---           ---          ---      38.40      10.50      25.25

Fourth Quarter
  Allocating Units         ---            ---          ---           ---          ---      6,035     74,423    140,752
  Unit Value               ---            ---          ---           ---          ---      38.83      10.64      22.50

   *  f/k/a Fixed Income Fund

                      BITUMINOUS 401(k) SAVINGS PLAN
                 NOTES TO FINANCIAL STATEMENTS, CONTINUED


    The percentage of any resigning or dismissed participant's employer contribution account balance which is not vested at the settlement date will be applied against future employer contributions.

    D.  Expenses

    It is the policy of Bituminous Casualty Corporation (a wholly-owned subsidiary of Bitco Corporation) to provide administrative support for the plan and to pay for administrative and trustee fees.

    E. Vesting

    Participants are immediately vested in their voluntary contributions plus actual earning thereon. Participants are immediately vested in the remainder of their accounts upon death, disability, attainment of normal retirement age or based on the participant's number of years of service using the following table:

                Years of Service         Vested Percentage

                  Fewer than 1                   0%
                       1                        10%
                       2                        20%
                       3                        30%
                       4                        40%
                       5                        60%
                       6                        80%
                  7 or More                    100%

    F. Benefits Paid

    On termination of service, retirement, or death, distribution of the net balance in the participant's accounts will be made for the benefit of the participant or his beneficiary, by one or more of the following methods:

        By payment in a lump sum.
        By purchase of a retirement annuity from an insurance company.

    G. Basis of Accounting

    The Plan presents in the statements of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

    Net Assets reported in the Form 5500 do not agree to the Statement of Net Assets Available for Benefits as of December 31, 1994 due to benefits payable to participants which are reflected only in the Form 5500. These payables, totaling $9,326, for the year 1994, represent 4th quarter withdrawals not made until the next year. Similarly, benefits paid as reported in the Form 5500 differs from the Statement of Changes in Net Assets Available for Benefits by $9,326.


2.  Investments

    Old Republic International Corporation stock is stated at the closing market value on the last business day of the year.

                          BITUMINOUS 401(k) SAVINGS PLAN
                      NOTES TO FINANCIAL STATEMENTS, CONTINUED



    The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of the Old Republic Stock Fund, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of this investment. For purposes of generally accepted accounting principles, the Plan uses the historical cost method for determining the basis of this investment, whereas, for ERISA reporting purposes the Plan uses the current value method for determining the basis for this investment.

    The Plan entered into a group annuity contract with Connecticut General Life Insurance Company (CGLIC). CGLIC maintains contributions in a contract holder's account and such contributions are allocated to separate investment funds (see note 3) according to participant elections. The accounts are credited with earnings on the underlying investments and charged for Plan benefits paid and deductions for investment expenses, risk, profit and annual management fees charged by CGLIC. The contract is included in the financial statements at December 31, 1994 and 1993 at the contract value as reported to the Plan by CGLIC. Realized investment gains and losses in the separate investment funds are recognized in the year of sale.

3. Allocation of Net Assets for Benefits and Changes in Net Assets Available for Benefits

    Six separate investment funds are maintained under the Plan for the benefit of participants. The allocation of net assets available for benefits to the separate investment funds is as follows:


                                                       As of December 31, 1994
                         ------------------------------------------------------------------------------------------------
                                      Guaranteed    Fidelity    Fidelity    Guaranteed   Stock    Short                ORI
                                         Long        Income      Growth     Government   Market   Term    Equity     Stock
                            Combined     Term       & Growth     Opport.    Securities   Index    Fund     Fund      Acct.


Old Republic Int'l Stock  2,577,485         ---         ---         ---         ---         ---     ---     ---   2,577,485
Pooled Separate           1,151,462         ---     751,924     174,840     191,501      33,197     ---     ---         ---
CGLIC General Account     3,417,733   3,417,733         ---         ---         ---         ---     ---     ---         ---
Employers'contributions       3,496         ---         ---         ---         ---         ---     ---     ---       3,496
Employees'contributions      13,983         ---         ---         ---         ---         ---     ---     ---      13,983
Cash                          8,939         ---         ---         ---         ---         ---     ---     ---       8,939
                          ---------   ---------   ---------   ---------   ---------   ---------   -----   -----   ---------
Net assets available
 for benefits             7,173,098   3,417,733     751,927     174,840     191,501      33,197     ---     ---   2,603,903
                          =========   =========   =========   =========   =========   =========   =====   =====   =========




                                                       As of December 31, 1993
                         ------------------------------------------------------------------------------------------------
                                      Guaranteed    Fidelity    Fidelity    Guaranteed   Stock    Short                ORI
                                         Long        Income      Growth     Government   Market   Term     Equity     Stock
                            Combined     Term       & Growth     Opport.    Securities   Index    Fund      Fund      Acct.


Old Republic Int'l Stock  3,107,949         ---         ---         ---         ---         ---      ---     --   3,107,949
Pooled Separate           1,026,214         ---         ---         ---         ---         ---  234,350 791,864        ---
CGLIC General Account     4,361,776   4,361,776         ---         ---         ---         ---      ---     ---        ---
Employers'contributions       3,403         ---         ---         ---         ---         ---      ---     ---      3,403
Employees'contributions      13,610         ---         ---         ---         ---         ---      ---     ---     13,610
Cash                         61,648         ---         ---         ---         ---         ---      ---     ---     61,648
                          ---------   ---------   ---------   ---------   ---------   --------- --------  ------  ---------
Net assets available
 for benefits             8,574,600   4,361,776         ---         ---         ---         ---  234,350  791,864 3,186,610
                          =========   =========   =========   =========   =========   ========= ========  ======= =========

  *  f/k/a Fixed Income Fund

                      BITUMINOUS 401(k) SAVINGS PLAN
                 NOTES TO FINANCIAL STATEMENTS, CONTINUED



3. Allocation of Net Assets for Benefits and Changes in Net Assets Available for Benefits (continued)

    The allocation of changes in net assets available for benefit to the separate investment funds is as follows



                                                    For the year - ended December 31, 1994
                               ------------------------------------------------------------------------------------------
                                          Guaranteed  Fidelity  Fidelity  Guaranteed  Stock    Short              ORI
                                             Long      Income    Growth   Government  Market   Term    Equity    Stock
                                 Combined    Term     & Growth   Opport.  Securities  Index    Fund     Fund     Acct.
Dividend from ORI Stock            55,197      ---        ---      ---        ---      ---      ---      ---     55,197
Income (Net of Inv. Exp. from:
  Poooled Separate Accounts         5,661      ---        ---      ---      4,422      ---    1,239      ---        ---
  CGLIC General Accounts          175,674    175,674      ---      ---        ---      ---      ---      ---        ---
Net apprec./(deprec.) of
 investments                     (186,643)       ---  (32,963)     115        ---      696      ---   (2,405)  (152,086)
Contributions:
  Employer                        156,798      1,909      ---      ---        ---      ---      ---      ---    154,889
  Employee                        674,813    376,425  110,429   61,007     27,557    8,647      ---      ---     90,748
                                ---------   --------  -------  -------    -------   ------  -------  -------  ---------
      Total Additions             881,500,   554,008   77,466   61,122     31,979    9,343    1,239   (2,405)   148,748
Less: benefits paid               409,747    279,322   11,731    1,612      6,343      113      ---      ---    110,627
      Trans. to Great West      1,873,255  1,043,944      ---      ---        ---      ---   31,335  181,208    616,768
Transfer between accounts             ---   (174,785) 686,189  115,330    165,865   23,966 (204,254)(608,251)    (4,060)
                                ---------  ---------  -------  -------    -------   ------  -------  -------  ---------

Net incr. (decr.) in net
   assets for benefits         (1,401,502)  (944,043) 751,924  174,840    191,501   33,196 (234,350)(791,864)  (582,707)
Net assets available for
  benefits:
    Beginning of year           8,574,600  4,361,776      ---      ---        ---      ---  234,350  791,864  3,186,610
                                ---------  ---------  -------  -------    -------   ------  -------  -------  ---------
    End of year                 7,173,098  3,417,733  751,924  174,840    191,501   33,196      ---      ---  2,603,903
                                =========  =========  =======  =======    =======   ======  =======  =======  =========



                                                    For the year - ended December 31, 1993
                               ------------------------------------------------------------------------------------------
                                          Guaranteed  Fidelity  Fidelity  Guaranteed  Stock    Short              ORI
                                             Long      Income    Growth   Government  Market   Term    Equity    Stock
                                 Combined    Term     & Growth   Opport.  Securities  Index    Fund     Fund     Acct.
Dividend from ORI Stock            58,044      ---        ---      ---        ---      ---      ---      ---     58,044
Income (Net of Inv. Exp. from:
  Poooled Separate Accounts        31,099      ---        ---      ---        ---      ---    5,964   25,135        ---
  CGLIC General Accounts          263,673    263,673      ---      ---        ---      ---      ---      ---        ---
Net apprec./(deprec.) of
 investments                     (397,339)       ---      ---      ---        ---      ---      ---      ---   (397,339)
Contributions:
  Employer                        208,206        ---      ---      ---        ---      ---      ---      ---    208,206
  Employee                        832,829    545,314      ---      ---        ---      ---   35,496  128,559    123,460
                                ---------   --------  -------  -------    -------   ------  -------  -------  ---------
      Total Additions             996,512    808,987      ---      ---        ---      ---   41,460  153,694     (7,629)
Less: benefits paid               647,212    400,405      ---      ---        ---      ---    9,255   31,608    205,944
      Trans. to Great West            ---        ---      ---      ---        ---      ---      ---      ---        ---
Transfer between accounts             ---    (59,138)     ---      ---        ---      ---   (9,532)  18,104     50,566
                                ---------  ---------  -------  -------    -------   ------  -------  -------  ---------

Net incr. (decr.) in net
   assets for benefits            349,300    349,444      ---      ---        ---      ---   22,673  140,190   (163,007)
Net assets available for
  benefits:
    Beginning of year           8,225,300  4,012,332      ---      ---        ---      ---  211,677  651,674  3,349,617
                                ---------  ---------  -------  -------    -------   ------  -------  -------  ---------
    End of year                 8,574,600  4,361,776      ---      ---        ---      ---  234,350  791,864  3,186,610
                                =========  =========  =======  =======    =======   ======  =======  =======  =========

* f/k/a Fixed Income Fund

                      BITUMINOUS 401(k) SAVINGS PLAN
                 NOTES TO FINANCIAL STATEMENTS, CONTINUED


4. Tax Status

   The Internal Revenue Service issued a determination letter, received on October 19, 1983, stating that the Plan was qualified under the provision of Section 401(a) and 401(k) of the Internal Revenue Code (IRC). An additional favorable determination letter dated October 26, 1994, was received on the endorsements to the Plan transferring Great West Casualty Participants from the Plan. The Plan's committee members believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. Assets Greater Than 5% of Plan Assets

   Investments that represent 5% or more of the plan assets are as follows:

                                                        December 31,
                                                     1994          1993

     Guaranteed Long Term                         $3,417,733    $4,361,776
     ORI Stock                                     2,577,485     3,107,949
     Fidelity Advisor Income and Growth              751,924         - - -
     Equity Fund                                       - - -       791,864

6. Contributions

   Participants may elect to contribute to any one or more of the five funds established with Connecticut General Life Insurance Company and the Old Republic Stock Account. The number of participants with account balances at December 31, 1994 and 1993 was as follows:


                                                       December 31,
                                                      1994     1993

   Number of Participants with account balances        429       701*
    *Includes Great West Casualty Participants

7. Plan Termination
   Although they have not expressed any intent to do so, the Companies have the rights under the Plan to discontinue their contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants shall become 100 percent vested in the accounts and are entitled to a distribution of their account balances.

                      BITUMINOUS 401(k) SAVINGS PLAN
                           SUPPLEMENTAL SCHEDULE

        ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          As of December 31, 1994


                          Description of Investment                  Current
Identify of Issue          including interest rate      Cost          Value
- -----------------         -------------------------     ----         -------
CIGNA                     Long-term investment fund       *         3,417,733
Guaranteed Long-Term      Avg. rate of return: N/A
Account

CIGNA Separate Account    Pooled separate account         *           751,927
Fidelity Advisor Income   Avg. rate of return: N/A
and Growth

CIGNA Separate Account    Pooled separate account         *           174,840
Fidelity Advisor Growth   Avg. rate of return: N/A
Opportunities Fund

CIGNA                     Short-term investment fund      *           191,501
Guaranteed Government     Avg. rate of return: N/A
Securities Account

CIGNA                     Pooled separate account         *            33,197
Stock Market Index        Avg. rate of return: N/A
Account

ORI Stock Account         Common stock                1,574,248     2,577,485
                          Avg. rate of return: N/A

*Information not available from Connecticut General Life Insurance Company


                      BITUMINOUS 401(k) SAVINGS PLAN
                           SUPPLEMENTAL SCHEDULE

              ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                   for the year ended December 31, 1994



 Number of       Identity of Party                                 Date of       Transaction    Cost of     Gains on
Transactions          Involved           Description of Asset     Transaction       Price        Asset        Sale
- ------------     -----------------       --------------------     -----------    -----------    -------     --------
    26        Connecticut General Life   Deposit in Guaranteed      Various         376,425        *            *
              Insurance Company          Long-Term Account

    1         Connecticut General Life   Guaranteed Long-Term        1/1/94       1,043,944        *            *
              Insurance Company          Account transfer to
                                         Great West Casualty
                                         Company Profit
                                         Sharing Plan

    1         Connecticut General Life   ORI Stock Account           1/1/94         616,768        *            *
              Insurance Company          transfer to Great West
                                         Casualty Company
                                         Profit Sharing Plan

    1         Connecticut General Life   Equity Fund transfer to     1/1/94         608,251        *            *
              Insurance Company          other assets

    *         Connecticut General Life   Fidelity Advisor Income      Various        686,189        *            *
              Insurance Company          and Growth transfer
                                         from other assets


*  Information Not Available From Connecticut General Life Insurance Company.
